=====================================================================

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
              ------------------------------------




                         SCHEDULE 14D-9
                       (Amendment No. 22)

             SOLICITATION/RECOMMENDATION STATEMENT

                  Pursuant to Section 14(d)(4)
             of the Securities Exchange Act of 1934
              ------------------------------------


                        ITT CORPORATION

                   (Name of Subject Company)
              ------------------------------------


                        ITT CORPORATION

              (Name of Person(s) Filing Statement)
              ------------------------------------


                   Common Stock, no par value
  (including the associated Series A Participating Cumulative
                Preferred Stock Purchase Rights)
                 (Title of Class of Securities)

                          450912 10 0
             (CUSIP Number of Class of Securities)




                     RICHARD S. WARD, ESQ.
                   Executive Vice President,
            General Counsel and Corporate Secretary
                        ITT Corporation
                  1330 Avenue of the Americas
                    New York, NY 10019-5490
                         (212) 258-1000

   (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications
         on Behalf of the Person(s) Filing Statement)

                        With a copy to:

                    PHILIP A. GELSTON, ESQ.
                    Cravath, Swaine & Moore
                        Worldwide Plaza
                       825 Eighth Avenue
                    New York, NY 10019-7475
                         (212) 474-1000

=====================================================================

                          INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On July 25, 1997, Hilton filed a Memorandum of Points and Authorities in Opposition to the ITT Motion to Dismiss the Amended Hilton Complaint. A copy of the Memorandum of Points and Authorities in Opposition to the ITT Motion to Dismiss the Amended Hilton Complaint is filed as Exhibit 76 hereto and is incorporated herein by reference.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibits:


76. Hilton's Memorandum of Points and Authorities in Opposition to ITT's Motion to Dismiss Counts III-VII of the First
          Amended and Supplemental Complaint or, in the Alternative, for Partial Summary Judgment dated July 25, 1997.

                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                             ITT CORPORATION



                             By  /s/ RICHARD S. WARD
                                 -------------------
                                 Name:  Richard S. Ward
                                 Title: Executive Vice President,
                                          General Counsel and
                                          Corporate Secretary


Dated as of July 31, 1997

                             EXHIBIT INDEX

Exhibit         Description                            Page No.
-------         -----------                            --------

(76)       Hilton's Memorandum of Points and
           Authorities in Opposition to ITT's Motion to
           Dismiss Counts III-VII of the First Amended and Supplemental Complaint or, in the Alternative, for Partial Summary Judgment dated July 25, 1997.

                                                          Exhibit (76)


                                             CONTAINS CONFIDENTIAL
                                             DISCOVERY MATERIALS -
                                             SUBJECT TO COURT ORDER
                                             ----------------------

SCHRECK MORRIS
STEVE MORRIS
KRISTINA PICKERING
MATTHEW MCCAUGHEY
1200 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101
(702) 474-9400

WACHTELL, LIPTON, ROSEN & KATZ
BERNARD W. NUSSBAUM
ERIC M. ROTH
MARC WOLINSKY
MEIR FEDER
SCOTT L. BLACK
51 West 52nd Street
New York, New York 10019
(212) 403-1000

Attorneys for Plaintiffs and Counterdefendants
HILTON HOTELS CORPORATION and HLT CORPORATION

                     UNITED STATES DISTRICT COURT

                          DISTRICT OF NEVADA



HILTON HOTELS CORPORATION
and HLT CORPORATION,

             Plaintiffs,
                                             CV-S-97-00095-PMP (RLH)
             -vs-

ITT CORPORATION,

             Defendant.
ITT CORPORATION,                  HILTON'S MEMORANDUM OF POINTS
                                  AND AUTHORITIES IN OPPOSITION TO
             Defendant and        ITT'S MOTION TO DISMISS COUNTS III-
             Counterclaimant,     VII OF THE FIRST AMENDED AND
                                  SUPPLEMENTAL COMPLAINT OR, IN
             -v-                  THE ALTERNATIVE, FOR PARTIAL
                                  SUMMARY JUDGMENT
HILTON HOTELS CORPORATION and
HLT CORPORATION,                  AFFIDAVIT OF ERIC M. ROTH

             Plaintiffs and       ORAL ARGUMENT REQUESTED
             Counterdefendants.

                           TABLE OF CONTENTS

                                                                  Page


Table of Authorities...........................................      ii
HILTON'S MEMORANDUM OF POINTS AND AUTHORITIES..................       1
         Preliminary Statement.................................       1
         The Amended Complaint.................................       3
             A.  Hilton's Factual Allegations..................       3
             B.  Hilton's Claims for Relief....................       5
         Argument..............................................       6
I.       EACH OF HILTON'S NEW CLAIMS IS RIPE FOR ADJUDICATION..       6
II.      HILTON HAS STANDING TO ASSERT ITS BREACH OF
         FIDUCIARY DUTY CLAIMS.................................       9
         A.  Hilton May Pursue Its Claims Directly.............       9
         B.  Hilton's Claims Should Not Be Dismissed
             Even If They Are Derivative.......................      10
               1.  Hilton Is a Proper Derivative Plaintiff.....      10
               2.  Hilton's Amended Complaint Satisfies
                        the Demand Requirement.................      11
III.     COUNTS III-V OF THE AMENDED COMPLAINT STATE CLAIMS
         FOR RELIEF............................................      12
         A.  Count III States a Claim for Relief
             Under the Unocal Doctrine.........................      12
         B.  Count IV States a Claim for Relief Under the
             Revlon Doctrine...................................      15
         C.  Count V States a Claim for Relief Under
             NRS 78.565........................................      16
IV.      FELCOR NEED NOT BE JOINED AS A NECESSARY PARTY........      18
V.       ITT'S MOTION FOR PARTIAL SUMMARY JUDGMENT SHOULD
         BE DENIED.............................................      21
         Conclusion............................................      21

                         TABLE OF AUTHORITIES


Cases                                                            Page
-----                                                            ----

Abaijan v. Kennedy, C.A. No. 11425, 1992 Del. Ch. LEXIS 6
  (Jan. 17, 1992).............................................   13n.
Adult Video Ass'n v. Barr, 1992 U.S. App. LEXIS 13786 (9th Cir.
  June 18, 1992) vacated & remanded on other grounds sub nom.
  Reno v. Adult Video Ass'n., 509 U.S. 917 (1993)............    8
AHI Metnall, L.P. v. J.C. Nichols Co., 891 F. Supp. 1352 (W.D.
  Mo. 1995)..................................................    14n.
Alcott v. Hyman, 184 A.2d 90 (Del. Ch. 1962) aff'd on other
  grounds, 208 A.2d 501 (Del. 1965)..........................    19n.
Amanda Acquisition Corp. v. Universal Foods Corp., 708
  F. Supp. 984 (E.D. Wis.) aff'd, 877 F.2d 496 (7th Cir.) cert.
  denied, 493 U.S. 955 (1989).................................   14n.
A-NLV Cab Co. v. State, 108 Nev. 92, 825 P.2d 585 (Nev. 1992)
  appeal dismissed, 109 Nev. 1387, 875 P.2d 1048 (Nev. 1993)...  15
Avacus Partners, L.P. v. Brian, C.A. No. 11001, 1990 Del. Ch.
  LEXIS 178 (Oct. 24, 1990)....................................  11
Baron v. Strawbridge & Clothier, 646 F. Supp. 690 (E.D.
  Pa. 1986)....................................................  12n.
Bayberry Assocs. v. Jones, 783 S.W.2d 553 (Tenn. 1990).........  16n.
Buchanan v. Henderson, 131 B.R. 859 (D. Nev. 1990), rev'd on
  other grounds, 985 F.2d 1021 (9th Cir. 1993)................   15n.,
                                                                 17-18
Chesebrough-Pond's Inc. v. Faberge, Inc., 666 F.2d 393 (9th Cir.
1982), cert. denied, 459 U.S. 967 (1982).......................  8
In re Chrysler Corp. Shareholders Litigation, C.A. No. 11873,
  1992 Del. Ch. LEXIS 152 (July 27, 1992)......................  9n., 13n.
Chrysogelos v. London, C.A. No. 11910, 1992 Del. Ch. LEXIS 61
  (Mar. 25, 1992)..............................................  9n.
Cottle v. Storer Communication, Inc., 849 F.2d 570
  (11th Cir. 1988).............................................  16n.
Cottrell v. Pawcatuck Co.,  128 A.2d 225 (Del. 1956) , cert.
  denied & appeal dismissed, 355 U.S. 12 (1957)................  19n.
Crouse-Hinds Co. v. InterNorth, Inc., 518 F. Supp. 390 (N.D.N.Y.
  1980), appeal dismissed, 634 F.2d 690 (2d Cir. 1980).........  10
In re C-T of Virginia, Inc., 958 F.2d 606 (4th Cir. 1992)......  16n.
CRTF Corp. v. Federated Department Stores, 683 F. Supp. 422
  (S.D.N.Y. 1988)..............................................  10
Dynamics Corp. v. CTS Corp., 794 F.2d 250 (7th Cir. 1986)
  rev'd on other grounds, 481 U.S. 69 (1987)...................  14n.
Edelman v. Fruehauf Corp., 798 F.2d 882 (6th Cir. 1986)........  16n.

Cases                                                            Page
-----                                                            ----

Fidelity & Deposit Co. v. City of Sheboygan Falls,
  713 F.2d 1261 (7th Cir. 1983)................................  20
Foster v. Arata, 74 Nev. 143, 325 P.2d 759 (Nev. 1958).........  19
G.F. Co. v. Pan Ocean Shipping Co., 23 F.3d 1498
  (9th Cir. 1994)..............................................  15
Gimbel v. Signal Cos., 316 A.2d 599 (Del. Ch.), aff'd. 316
  A.2d 619 (Del. 1974).........................................  18
Good v. Texaco, Inc., C.A. No. 7501 (Del. Ch. May 14, 1984)....  13n.
Greenspun v. Del E. Webb Corp., 634 F.2d 1204 (9th Cir. 1980)..  13n.
Grobow v. Perot, 539 A.2d 180 (Del. 1988)......................  13
Gross, v. Car Checkers of America, Inc., 642 A.2d 1074 (N.J.
  Super. Ct. 1993).............................................  21n.
Holliday v. McMullen, 104 Nev. 294, 756 P.2d 1179 (Nev. 1988)..  16
International Broadcasting Corp. v. Turner, 734 F. Supp. 383
  D. Minn. 1990)...............................................  10
International Ins. Co. v. Johns, 874 F.2d 1447 (11th Cir. 1989)  14n.
Johnson v. Steel, Inc., 100 Nev. 181, 678 P.2d 676 (1984)......  12
Kahn v. Sprouse, 842 F. Supp. 423 (D. Or. 1993)................  14n.
Katz v. Bregman, 431 A.2d 1274 (Del. Ch. 1981).................  19
Klaus v. Hi-Shear Corp., 528 F.2d 225 (9th Cir. 1975)..........  10
KLM Royal Dutch Airlines v. Checchi, C.A. No. 14764, 1997 Del.
  Ch. LEXIS 3 (Jan. 14, 1997)..................................  6n., 9n.
Levine v. Smith, 591 A.2d 194 (Del. 1991)......................  12
Leavitt v. Leisure Sports, Inc., 103 Nev. 81, 734 P.2d 1221
  (1987).......................................................  15n.
Lipton v. News Int'l, 514 A.2d 1075 (Del. 1986)................  11
Maryland Cas. Co. v. Pacific Coal & Oil Co., 312 U.S.
  270 (1941)...................................................  7
Moore Corp. v. Wallace Computer Servs., 898 F. Supp. 1089
  (D. Del. 1995)...............................................  7, 9
Moran v. Household Int'l, Inc., 490 A.2d 1059 (Del. Ch. 1985),
  aff'd, 500 A.2d 1346 (Del. 1935).............................  10, 11n.
Morongo Band of Mission Indians v. California State Bd. of
  Equalization, 858 F.2d 1376 (9th Cir. 1988), cert. denied,
  488 U.S. 1006 (1989).........................................  9n.
National Auto & Cas. Ins. Co. v. Payne, 67 Cal. Rptr. 784
  (Cal. Ct App. 1968)..........................................  15n
Newell Co. v. Lee, 950 F. Supp. 864 (N.D. Ill. 1997)...........  8
Newell Co. v. Vermont American Corp., 725 F. Supp. 351
 (N.D. Ill. 1989)..............................................  11

Cases                                                            Page
-----                                                            ----

Packer v. Yampol, C.A. No. 8432 (Del. Ch. Apr. 18, 1986).......  10
Paramount Communications Inc. v. QVC Network Inc., 637
  A.2d 34 (Del. 1994)..........................................  16, 17, 21
Plaza Sec. Co. v. Fruehauf Corp., 643 F. Supp. 1535 (E.D. Mich.
  1986)........................................................  14n.
Pogostin v. Rice, 480 A.2d 619 (Del. 1984).....................  13
Resources Ltd., Inc. v. Robertson, 35 F.3d 1300 (9th Cir. 1994)  8
Revlon, Inc. v. MacAndrews & Forbes, Inc., 506 A.2d 173 (Del.
  1986)........................................................  5, 16, 17,
                                                                 18, 21
Ripplinger v. Collins, 868 F.2d 1043 (9th Cir. 1989)...........  9n.
S.E.C. v. Carter Hawley Hale Stores, Inc., 587 F. Supp. 1248
  (C.D. Cal. 1984), aff'd, 760 F.2d 945 (9th Cir. 1985)........  20n.
Shoen v. Amerco, 885 F. Supp. 1332 (D. Nev. 1994), modified,
  No. CV-N-94-0475, 1996 WL 904199 (D. Nev. Oct. 24, 1994),
  vacated pursuant to settlement, (D. Nev. Feb. 9, 1995).......  6, 13
Spillyards v. Abboud, 662 N.E.2d 1358 (Ill. App. Ct.) rehearing denied, C.A. Nos. 1-93-3866, 1-94-0075 (Apr. 3, 1996)........  11, 17n.
Stepak v. Schey, 553 N.E. 2d 1072 (Ohio 1990)..................  17n.
Stewart v. M.M.&P. Pension Plan, 608 F.2d 776 (9th Cir. 1979)..  6n.
Tate & Lyle PLC v. Staley Continental, Inc., C.A. No. 9813,
  1988 WL 46064 (Del. Ch. May 9, 1988).........................  10
Teamsters Local Union No. 116 v. Fargo-Moorhead Automobile
Dealers Ass'n, 620 F.2d 204 (8th Cir. 1980)....................  21
Thomas v. Union Carbide Agric. Prods. Co., 473 U.S. 568 (1985).  7
Thorpe v. CERBCO, Inc., 676 A.2d 436 (Del. 1996)...............  19
Torchmark Corp. v. Bixby, 708 F. Supp. 1070 (W.D. Mo. 1988)....  10
Umbriac v. Kaiser, 467 F. Supp. 548 (D. Nev. 1979).............  18
United States ex rel. Gulbronson v. D&J Enterprises, No. 93-C-
233-C, 1993 U.S. Dist. LEXIS 19843 (W.D. Wis. Dec. 23, 1993)...  20
Unitrin, Inc. v. American General Corp.,  651 A.2d 1361
  (Del. 1995)..................................................  14
In re Unitrin, Inc. Shareholders Litigation, C.A. No. 13656,
  1994 Del. Ch. LEXIS 187 (Oct. 13, 1994), rev'd on other
  grounds, 651 A.2d 1361 (Del. 1995)...........................  6
Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985)...  5, 13, 14n.,
                                                                 15, 16n.
Wells Fargo & Co. v. First Interstate Bancorp, C.A. Nos. 14696,
   14623, 1996 WL 32169 (Del. Ch. Jan. 18, 1996)...............  8-9n.

Cases                                                            Page
-----                                                            ----

Wickland Oil Terminals v. Asarco, Inc., 792 F.2d 887 (9th Cir.
  1986)........................................................  7, 8

Statutes
--------

Alaska Stat.ss.ss. 10.06.568-570...............................  18n.
Ariz. Rev. Stat. Ann.ss. 10-1202...............................  18n.
Cal. Corp. Codess. 1001........................................  18n.
Nevada Rev. Stat.ss. 17.120....................................  14
Nevada Rev. Stat.ss. 78.138....................................  14, 15,
                                                                 16, 17
Nevada Rev. Stat.ss. 78.140....................................  15
Nevada Rev. Stat.ss. 78.565....................................  18
Nevada Rev. Stat.ss. 138(1)....................................  14, 15
Nevada Rev. Stat.ss. 138(3)....................................  14, 16
Nevada Rev. Stat.ss. 138(4)....................................  14, 16
15 Pa. Cons. Stat.ss. 1715(d)..................................  16n.
Wash. Rev. Code Ann.ss. 23B.12.020.............................  18n.

                                                                 Page
                                                                 ----
Regulations
-----------

Fed. R. Civ. P. 19(a)..........................................  20
Fed. R. Civ. P. 21.............................................  21
Fed. R. Civ. P. 23.1...........................................  11, 12
3 Model Bus. Corp. Act Ann. at 12-8 (Supp. 1996)...............  19

Other Authorities
-----------------

2 R. Franklin Balotti & Jesse Finkelstein, The Delaware Law of
  Corporations & Business Organizationsss. 10.1, at 10-4 (2d ed.
  Supp. 1997)..................................................  19n.
3 Ernest Folk III, Rodman Ward, Jr. & Edward Welch, Folk on the
  Delaware Corporation Law,ss. 271.1, at 271.3 (3d ed. 1997)...  19

             HILTON'S MEMORANDUM OF POINTS AND AUTHORITIES

                         Preliminary Statement

          In response to Hilton' tender offer, ITT's directors have abandoned the company's long-term strategy and initiated a break-up of the company. While ITT's initial asset dispositions were limited to the company's "non-core" assets, in an attempt to drive Hilton away, ITT has now adopted a new scorched-earth strategy of selling "core" hotel assets on terms designed to make ITT takeover-proof. On June 9, 1997, ITT agreed to sell five of its hotels to an affiliate of FelCor Suite Hotels, Inc. ("FelCor"), and to enter into a hotel management contract containing an esoteric form of entrenchment device -- a change of control penalty provision. This provision gives FelCor the right to terminate the management contract (and cease making payments to ITT) if Hilton or anyone else acquires control of ITT through a tender offer or proxy contest not approved by the incumbent ITT Board.

          The FelCor transaction is not an isolated act, but part of a larger entrenchment scheme. In early June, ITT publicly confirmed that it has added 58 hotels to its roster of managed hotels this year, and in the "overwhelming majority" of cases, the owners have been granted the right to terminate their contracts if ITT is taken over. In addition, "people familiar with the discussions" have told the media that ITT is entertaining bids for several of its "crown jewel" hotels and demanding that the purchasers sign management contracts with ITT containing change of control provisions.

          Soon after ITT's new scheme came to light, Hilton served its Amended Complaint, which adds ITT's directors as defendants and alleges that the directors have breached their fiduciary duties by:
(a) authorizing ITT to enter into management contracts designed to deter Hilton or any other unwanted bidder from acquiring control of ITT through a stock acquisition or proxy contest; and (b) authorizing the break-up of ITT without seeking to obtain the best price available for the shareholders. ITT has moved to dismiss the new claims in the Amended Complaint or, in the alternative, for partial summary judgment.

          On July 16, 1997, shortly after filing its motion to dismiss, ITT announced the final step in the Board's break-up plan. Under that plan, ITT intends to sell effective control of ITT to an affiliate of the leveraged buyout firm, Clayton, Dubilier & Rice, Inc. Prior to effecting that sale, ITT proposes to spin-off to its shareholders all of its stock in ITT Destinations, Inc., a new company formed to hold ITT's hotel and gaming business, and ITT Educational Services, Inc., its 83%-owned technical education subsidiary. The ITT Board adopted this plan without any effort to ascertain whether Hilton is willing to provide greater value to ITT shareholders than the break-up plan can deliver. ITT intends to effectuate the break-up by late-September of this year -- without a shareholder vote -- six weeks before the annual meeting of the "new" ITT that will have telephone directory publishing as its sole remaining business. As further evidence of the Board's "anybody but Hilton" attitude, it intends to arm the new hotel and casino company with every conceivable takeover defense -- including a "staggered board" -- thereby eliminating the shareholders' ability to replace a majority of the new company's directors with Hilton's nominees at its first annual meeting.[*] These actions belie ITT's representation to this Court that its Board's purpose in delaying the company's annual meeting was to give ITT shareholders the time to make "a more informed decision as to the real value of both ITT and the Hilton Transaction."[**] The incumbent ITT board has instead used the delay to deprive the shareholders of any meaningful say in the future direction of their company.

          As will be shown below, ITT's dismissal motion is without merit. Hilton's claims are ripe for adjudication (see Point I, infra), and Hilton has standing to assert its claims against ITT and its directors both on its own behalf as a tender offeror and derivatively on behalf of ITT. (See Point II, infra.) Counts III-V of the Amended Complaint state claims for relief under Nevada law. (See Point III, infra.) FelCor is not a necessary party to the action. (See Point IV, infra.) Finally, ITT's motion for partial summary judgment with respect to the FelCor transaction is frivolous; material facts remain in dispute and ITT has not shown its entitlement to judgment as a matter of law. (See Point V, infra.)

                         The Amended Complaint

A.   Hilton's Factual Allegations[***]

          Hilton announced its $55 cash tender offer for 50.1% of ITT's outstanding shares on January 27. Upon consummation of the tender offer, Hilton intends to acquire the remaining shares of ITT in a second-step merger in which ITT shareholders would receive $55 in Hilton common stock for each ITT share that they own. Hilton has stated that a review of ITT's non-public information could result in an even higher bid. While ITT is a diversified conglomerate, Hilton's interest in ITT focuses on ITT's core hotel and gaming assets. Amended Complaint P. P. 13-14.

          ITT's Board of Directors rejected Hilton's offer on February 11, and has since refused Hilton's repeated requests to negotiate. The Board instead authorized management to break-up the company. Since mid-

--------

[*]      See Affidavit of Eric M. Roth ("Roth Aff."), Ex. A.

[**]     ITT's Memorandum in Opposition to Hilton's Motion for a
Preliminary Injunction Requiring ITT to Conduct its Annual Meeting in May 1997, filed March 13, 1997, at 10.

[***]    The following statement of facts is drawn from the
allegations of the Amended Complaint, which must be deemed true for purposes of ITT's motion to dismiss. Additional facts relevant to ITT's motion for partial summary judgment are cited in Point V, infra.

February, ITT has sold over $1.7 billion in assets outside of its "core" hotel and casino businesses. Amended Complaint P. P. 21-23.

          Seeking to drive Hilton away, in the spring of 1997, ITT embarked upon a scheme to dispose of ITT's "core" hotel assets in a fashion that threatens to preclude Hilton or any other potential bidder from acquiring control of ITT without the consent of the incumbent ITT board. Amended Complaint P. P. 22, 24.

          On May 19, 1997, ITT and FelCor, a Dallas-based real estate investment trust, announced an agreement in principle for FelCor to purchase five hotels from ITT for $200 million. The proposed transaction called for ITT to receive additional consideration in the form of a management contract which allows ITT to manage the hotels for a period of 20 years. The proposed management agreement was to incur a change of control penalty provision entitling FelCor to terminate ITT's right to manage the hotels -- and terminate its obligations to pay management fees to ITT -- in the event of a change of control of ITT that is not approved by the incumbent directors. The existence of this provision was concealed by ITT when it announced the agreement in principle with FelCor. Amended Complaint P. 25.

          The FelCor transaction does not stand alone. On June 3, 1997, The Wall Street Journal quoted an ITT spokesman to the effect that an "overwhelming majority" of the 58 hotels that ITT has added to its roster of managed hotels this year could legally switch their contracts to other companies if ITT were taken over. The Journal also reported that, according to "people familiar with the discussions", ITT is entertaining bids for several of its "crown jewel" hotels, while "demanding that purchasers of the marquee properties sign management contracts with ITT" including change of control penalty provisions. The Journal article quoted ITT sources as saying that the company is now willing to sell any of its hotels for "the right price and if they can retain a management contract." A noted hotel consultant characterized the change of control penalty provisions as an "esoteric and kind of powerful" anti-takeover provision. Amended Complaint P. 27. On June 4, 1997, a follow-up article in The Wall Street Journal reported that ITT's strategy was to sell "its most prized hotels" and thereby transform itself into "primarily a hotel-management company." Amended Complaint P. P. 28-29.

          In two separate letters to the ITT Board of Directors dated June 2 and June 9, Hilton's President and Chief Executive Officer, Stephen F. Bollenbach, objected to ITT's placement of change of control provisions in the FelCor and other management contracts, as well as its threatened sale of "crown jewel" properties on similar terms. Mr. Bollenbach advised the ITT Board that Hilton was a "ready, willing and able buyer for ITT's core assets," that Hilton could offer more for those assets than any other qualified purchaser, and that Hilton would not require any change of control penalty provisions in any management contract with ITT. Amended Complaint P. P. 26, 30.

          Without responding to either of Mr. Bollenbach's letters, ITT entered into definitive agreements with FelCor. FelCor's affiliate has the option to terminate the management contract 30 days after a "Change of Control" -- defined as (i) the acquisition of more than 35% of ITT's voting stock within two years after a tender offer or proxy solicitation by the acquiror if the tender offer or proxy solicitation was not approved by a majority of the ITT directors in office at the time it was commenced, or (ii) the election of a majority of the ITT Board of Directors pursuant to a solicitation of proxies from ITT shareholders if the solicitation was not approved by a majority of the ITT directors in office at the time it was commenced. Amended Complaint P. 31.

B.   Hilton's Claims for Relief

          The Amended Complaint adds five new claims for relief.

          Count III alleges that defendants' insertion of change of control penalty provisions in the FelCor contract and other 1997 management contracts, and the threatened disposition of "crown jewel" hotels subject to management contracts containing similar terms, constitute unreasonable responses by the ITT directors to Hilton's tender offer under the standard set forth in Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985). See Amended Complaint P. P. 43-47.

          Count IV alleges that ITT's Board of Directors has abandoned the company's long-term strategy and authorized a break-up of the company. The ITT Board is therefore obligated to obtain the best available terms for ITT's shareholders under the standard set forth in Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del.
1986). Amended Complaint P. P. 48-53.

          Count V alleges that ITT is threatening to sell all or substantially all of its assets without stockholder approval as required by the Nevada General Corporation Law. Amended Complaint P.
P. 54-57.

          Count VI of the Amended Complaint alleges that the defendants have entered into management contracts, and have threatened to enter into additional management contracts, that are triggered by the replacement of a majority of the ITT Board with the primary purpose of impeding the effective exercise of the stockholder franchise, in violation of the standard set forth in Shoen v. Amerco, 885 F. Supp., 1332 (D. Nev. 1994), modified, No. CV-N-94-0475, 1996 WL
904199 (D. Nev. Oct. 24, 1994), vacated pursuant to settlement, (D. Nev. Feb. 9, 1995). Amended Complaint P. P. 58-60.

          Count VII of the Amended Complaint alleges that the ITT
Board of Directors have acted in bad faith and in breach of their duty of loyalty by placing their own personal interests and those of ITT management ahead of the interests of ITT stockholders. Amended
Complaint P.P. 62-63.

                               Argument

I.   EACH OF HILTON'S NEW CLAIMS IS RIPE FOR ADJUDICATION.

          ITT asserts that "Hilton's new claims, by and large, are not ripe and should be dismissed." ITT Br. at 10 (emphasis added). While ITT does not specify which claims it believes to be premature, ITT's use of the waffle-words "by and large" reflects its grudging recognition that some of the conduct Hilton complains of has already occurred. The Amended Complaint challenges change of control provisions in numerous executed contracts, i.e., the FelCor contract and the "overwhelming majority" of the 58 hotel management and franchise contracts signed by ITT during 1997. There can be no question that Hilton's claims challenging ITT's past conduct are ripe.[*] ITT fails to cite a single case holding that a legal challenge to an executed contract is not ripe for adjudication.

          Because ITT is reportedly seeking to sell "crown jewel" hotels subject to management contracts containing change of control penalty provisions, Hilton's complaint also seek injunctive and declaratory relief with respect to such threatened, future conduct. ITT argues that the ripeness doctrine prevents Hilton from seeking relief against this conduct until ITT actually makes good on this threat and "transactions are announced." ITT Br. at 12. That is not the law.

          Injunctive and declaratory relief as routinely made available before the party seeking relief has suffered injury. As the Supreme Court has stated: "One does not have to await the consummation of threatened injury to obtain preventive relief. If the injury is certainly impending, that is enough." Thomas v. Union Carbide Agric. Prods. Co., 473 U.S. 568, 581 (1985). Claims for declaratory judgment present a ripe controversy when "'the facts alleged, under all the circumstances, show that there is a substantial controversy, between parties having adverse legal interests, of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.'" Wickland Oil Terminals v. Asarco, Inc., 792 F.2d 887, 893 (9th Cir. 1986), quoting Maryland Cas. Co. v. Pacific Coal & Oil Co., 312 U.S. 270, 273
(1941).

          There can be no question that Hilton's new claims present a "substantial controversy" between parties "having adverse legal interests." Wickland Oil Terminals, 792 F.2d at 893. For example, ITT and its directors evidently believe that it is appropriate for the company to enter into management agreements that may be

--------

[*]      See Stewart v. M.M. & P. Pension Plan, 608 F.2d 776, 783
(9th Cir. 1979) ("'An issue is normally ripe for judicial determination when interests of the plaintiff are in fact subjected to or imminently threatened with substantial injury'") (citations omitted) (emphasis added); KLM Royal Dutch Airlines v. Checchi, C.A. No. 14764, 1997 Del. Ch. LEXIS 3, AT *9-10 (Jan. 14, 1997) (denying motion to dismiss on grounds of ripeness where plaintiff sought "a declaration as to actions already taken by [defendant] board"); In re Unitrin, Inc. Shareholders Litigation, C.A. No. 13656, 1994 Del. Ch. LEXIS 187, at *36-37 (Oct. 13, 1994) (rejecting ripeness defense where board had already authorized defensive stock repurchase), rev'd on other grounds, 651 A.2d 1361 (Del. 1995).

terminated by the hotel owners if Hilton acquires ITT against the directors' will or the directors lose a proxy fight. Hilton, of course, believes to the contrary. Similarly, ITT's directors evidently believe that it is appropriate for them to abandon their company's long-term strategy and preside over the break-up of ITT without negotiating with Hilton or conducting an auction in which Hilton is allowed to participate on an equal basis with all other potential purchasers of ITT or its assets. Hilton disagrees. The adversity of interests between Hilton as offeror and ITT as target is self-evident. See Moore Corp. v. Wallace Computer Servs., 898 F. Supp. 1089, 1095 (D. Del. 1995) (prospective tender offeror presented ripe claims for review against target company and its board of directors even though offer not formally commenced when complaint filed).

          Nor can there be any question that Hilton's claims are of "sufficient immediacy and reality" to warrant judicial intervention. Wickland Oil Terminals, 792 F.2d at 893. Hilton's claims of threatened future injury are based not on "speculation and rumor," as ITT disingenuously contends, ITT Br. at 12, but on ITT's conceded practice of agreeing to change of control penalty provisions for up to 63 hotels in the past five months and its publicly reported intention to continue the practice in the future. See Amended Complaint P. P. 27-28, 31. This combination of ITT's past and threatened future conduct in furtherance of an overall plan to defeat Hilton's offer renders the probability of future injury to Hilton of "sufficient immediacy and reality" to warrant judicial intervention. See Adult Video Ass'n v. Barr, 1992 U.S. App. LEXIS 13786, at *10-11 (9th Cir. June 18, 1992) (government's past prosecutions of other parties created reasonable threat of prosecution of plaintiff and ripe constitutional challenge),vacated & remanded on other grounds sub nom. Reno v. Adult Video Ass'n, 509 U.S. 917 (1993); Cheesebrough-Pond's Inc. v. Faberge, Inc., 666 F.2d 393, 396-97 (9th Cir.) (defendant's letter threatening infringement action gave rise to ripe action for declaratory judgment), cert. denied, 459 U.S. 967 (1982); Newell Co.
v. Lee, 950 F. Supp. 864, 868 (N.D. III, 1997) (claim for permanent injunctive and declaratory relief held ripe in view of defendant's threat to violate covenant-not-to-compete. See also Resources Ltd. v. Robertson, 35 F.3d 1300, 1304 (9th Cir. 1994) (plaintiffs "need not wait to challenge a specific project when their grievance is with an overall plan").[*]

--------

[*]      While ITT asserts that "[u]nripe claims in takeover
litigation are routinely dismissed" (ITT Br. at 11), it cites only two Delaware cases for this proposition, both of which are readily distinguishable. In Wells Fargo & Co. v. First Interstate Bancorp, C.A. Nos. 14696, 14623, 1996 WL 321169 (Del. Ch. Jan. 18, 1996), the
hostile bidder sought a declaratory judgment that if it "were to come to own a majority of [the target's] stock" and if it "sought within three years thereafter" to complete a merger with the target, that transaction would be exempt from Section 203 of the Delaware General Corporation Law. Id. at *8 (emphasis added). The bidder also sought a declaratory judgment that if it prevailed in its efforts to acquire the target, it would not be liable for tortious interference with a "white knight", even though the white knight had not asserted that any tortious interference was taking place. Id. at *9. Here, unlike wells Fargo, there is a current dispute as to whether ITT's ongoing course of conduct violates Hilton's rights under Nevada -- not a hypothetical dispute as to the legal effect of defendants' actions in the event that Hilton's offer succeeds. see KLM Royal Dutch Airlines, 1957 Del. Ch. LEXIS 3 at *9-10 (distinguishing Wells Fargo, court holds complaint challenging adoption of rights plan is ripe because of "present injurious effect" of rights plan on

          The federal courts have also looked at post-complaint events to determine whether claims are ripe. Moore Corp. v. Wallace Computer Servs., 898 F. Supp. 1089, 1096-97 (D. Del. 1995).[*] The events of the last 10 days make it crystal clear that there is a ripe dispute between Hilton and ITT. ITT and its directors contend that they may lawfully break up the company and put in a staggered board at the new hotel and casino company -- without a shareholder vote and without putting the company up for auction. Hilton strongly disagrees. In their newly filed action against Hilton, ITT and its directors concede that "an actual controversy exists between plaintiffs and Hilton" regarding whether the Board's plan to break up ITT comports with its fiduciary duties. Having filed a complaint alleging that there is an actual controversy, ITT should not be heard to argue the contrary here.

II.  HILTON HAS STANDING TO ASSERT ITS BREACH OF FIDUCIARY DUTY CLAIMS.

          ITT contends that Counts III, IV, VI and VII of the Amended Complaint are derivative in nature and that these claims should be dismissed because Hilton is not a "proper derivative plaintiff" and has failed to "meet the procedural requirements of Rule 23.1." ITT Br. at 13-17. IT is wrong on both counts. As a tender offeror and proxy contestant, Hilton has standing to pursue its claims directly, rather than derivatively. In any event, Hilton is a proper derivative plaintiff and has satisfied the demand requirements of Federal Rule
23.1 and Nevada law.

A.   Hilton May Pursue Its Claims Directly

          Numerous courts have held that a tender offeror, such as Hilton, has standing to sue directly to challenge the defensive tactics of a target company's board of directors. See, e.g., International Broadcasting Corp. v. Turner, 734 F. Supp. 383, 392 (D. Minn. 1990); Torchmark Corp. v. Bixby, 708 F. Supp. 1070, 1078 (W.D. Mo. 1988); Tate & Lyle PLC v. Staley Continental, Inc., C.A. No. 9813, 1988 WL 46064 at *8 (Del. Ch.

--------

value of plaintiff's holdings and "strong likelihood of future harm" if it cannot obtain declaratory relief).

          Similarly, in Chrysogelos v. London, C.A. No. 11910, 1992 Del. Ch. LEXIS 61 (Del. Ch. Mar. 25, 1992), the court dismissed as unripe a claim based upon a board of directors' authorization of golden parachute contracts in the absence of "any allegation that the corporation has entered or will enter into contracts binding upon the corporation." Id. at *11. Here, unlike Chrysogelos, the Amended Complaint does allege that ITT "has entered or will enter" into contracts purporting to bind the corporation and is thereby causing current and threatened injury to Hilton. See In re Chrysler Corp. Shareholders Litigation, C.A. No. 11873, 1992 Del. Ch. LEXIS 152, at *8 (July 27, 1992) (shareholders' claim for rescission of rights plan amendments is clearly ripe in view of allegation that amendments have a "present and continuing adverse effect upon shareholders' interests").

[*]      While ITT argues that ripeness must be determined at the
time of the filing of the complaint, ITT Br. at 11, the cases it cites in support of that proposition do not address the issue. See Ripplinger v. Collins, 868 F.2d 1043, 1047 (9th cir. 1989) (standing to sue); Morongo Band of Mission Indians v. California State Bd. of Equalization, 858 F.2d 1376, 1380 (9th Cir. 1988) (interpleader jurisdiction), cert. denied, 488 U.S. 1006 (1989).

May 9, 1988); CRTF Corp. v. Federated Dept. Stores, 683 F. Supp. 422, 428-32 (S.D.N.Y. 1988); Crouse-Hinds Co. v. InterNorth, Inc., 518 F. Supp. 390, 403 (N.D.N.Y. 1980), appeal dismissed, 634 F.2d 690, 692
n.1 (2d Cir. 1980). See also Klaus v. Hi-Shear Corp., 528 F.2d 225 (9th Cir. 1975) (adjudicating tender offeror's direct claim for breach of fiduciary duty). These courts have recognized that when an acquiror files suit to challenge the target company's defensive tactics, it is seeking to vindicate its individual right to seek control, not the corporation's rights. See, e.g., International Broadcasting Corp., 734
F. Supp. at 392-93.

          Similarly, a party conducting a proxy contest, as Hilton is, has standing to sue directly to challenge the incumbent management's efforts to manipulate the outcome of the vote. See, e.g., Packer v. Yampol, C.A. No. 8432 (Del. Ch. Apr. 18, 1986) (available on LEXIS); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1070 (Del. Ch. 1985), aff'd, 500 A.2d 1346 (Del. 1985). The Amended Complaint alleges that by inserting change of control penalty provisions in management contracts which are triggered by ITT's shareholders voting out the incumbent directors, the directors are seeking both to entrench themselves and to impede the effective exercise of the stockholder franchise. See Amended Complaint P. P. 43-47, 58-60. Hilton may pursue this entrenchment claim directly. Lipton v. News Int'l, 514 A.2d 1075, 1079 (Del. 1986); Avacus Partners, L.P. v. Brian, C.A. No. 11001, 1990
Del. Ch. LEXIS 178, at *21-22 (Oct. 24, 1990); Spillyards v. Abboud, 662 N.E.2d 1358, 1363-65 (Ill. App. Ct.), rehearing denied, C.A. Nos. 1-93-3866, 1-94-0075 (Apr. 3, 1996).[*]

B.  Hilton's Claims Should Not Be Dismissed Even If They Are Derivative.

          Even if the Court were to find Hilton's claims to be solely derivative in nature, they should not be dismissed. Contrary to ITT's contention, Hilton is a proper derivative plaintiff and the demand requirements of Fed. R. Civ. P. 23.1 and Nevada law have been satisfied.

          1. Hilton Is a Proper Derivative Plaintiff.

          ITT contends that Hilton is not a proper derivative plaintiff because, as a tender offeror, "Hilton's real interest here is to buy other shareholders' ITT stock at the lowest possible price." ITT Br. at 17. The court rejected the identical argument in Newell Co.
v. Vermont American Corp., 725 F. Supp. 351, 368-69 (N.D. III. 1989).

          A shareholder need not necessarily be disqualified from bringing a derivative action against the corporation merely because that shareholder is also the potential acquiror. . . . [The offeror's] claims here indicate that it is interested in maximizing the value of its investment and insuring that management does not manipulate the corporate machinery for improper purposes. Simply

--------
[*]      ITT's attempt to distinguish Lipton, Moran and other such
cases on the ground that they involve "direct interference with the stockholder franchise," ITT Br. at 16 n. 14, is without merit. "[A]rguments about the degree of interference with the shareholders' right to vote go to the validity of a claim, not to its nature as individual or corporate." Avacus Partners, 1990 Del. Ch. LEXIS 178, at *23. In any event, by imposing a financial penalty on the shareholders' right to vote ITT's incumbent directors out, defendants have in fact engaged in "direct interference with the stockholder franchise."

          because there is some evidence that [the offeror] may have been interested in attaining control of the corporation does not put it at variance with the other shareholders.
          [Emphasis added.]

Here, as in Newell, Hilton's interests are not adverse to those of ITT's minority shareholders: the principal relief sought by Hilton is to allow the ITT shareholders to decide for themselves who would run their company -- free of any obstacles the current ITT Board may place in their way. All of ITT's shareholders have an interest in having the right to vote for Hilton's slate of nominees or to tender their shares to Hilton without causing ITT to incur the financial penalty imposed by the change of control provisions.[*]

          2. Hilton's Amended Complaint Satisfies the Demand
Requirement.

          ITT argues that Hilton has failed to satisfy the requirement imposed by Fed. R. Civ. P. 23.1 that a derivative plaintiff "allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors" or "the reason for the plaintiff's failure to obtain the action or for not making the effort." This argument is baseless.

          In Nevada, as elsewhere, "[a] well recognized exception to the demand requirement is where demand would be futile." Johnson v. Steel, Inc., 100 Nev. 181, 184, 678 P.2d 675, 678 (1984). To establish futility, the plaintiff need only allege facts which create a reasonable doubt either that: (i) the directors are disinterested and independent; or (ii) the challenged transaction was otherwise the product of a valid exercise of business judgment. Levine v. Smith, 591 A.2d 194, 205 (Del. 1991). To satisfy the first prong of this test, it suffices to plead facts tending to show that the directors had an entrenchment motive in the transaction at issue. Grobow v. Perot, 539 A.2d 180, 188 (Del. 1988); Pogostin v. Rice, 480 A.2d 619, 627 (del.
1984).[**]

          The Amended Complaint satisfies the futility standard. It alleges with particularity that defendants' motivation for approving the change of control penalty provisions was to deter Hilton or any other

--------

[*]      ITT's reliance (Br. at 17) on Baron v. Strawbridge &
Clothier, 646 F. Supp. 690 (E.D. Pa. 1986), is misplaced. In Baron, the court took pains to note that it was "not suggesting that interests automatically diverge in all cases where a derivative plaintiff is a potential purchaser and other shareholders are potential sellers." Id. at 695. The Baron court stressed that the offeror intended to cash out all of the target shareholders in the second-step merger such that tendering shareholders would "have no right to participate in any proceeds from sale of the company's assets or any future benefits." Id. By contrast, Hilton's proposed second-step merger involves the issuance of Hilton stock in exchange for ITT stock; as a result, all ITT shareholders would have the opportunity to participate in any post-merger appreciation of the combined company.

[**]     Accord, In re Chrysler Corp., 1992 De. Ch. LEXIS 152, at
*13-14 (futility established by allegation that rights plan amendments intended to deter tender offer and proxy fights); Abajian v. Kennedy, C.A. No. 11425, 1992 Del. Ch. LEXIS 6, at *17-22 (Jan. 17, 1992)
(futility established by allegation that preferred shares with restrictive voting provisions issued to shareholders to make company immune to takeover); Good v. Texaco, Inc., C.A. No. 7501 (Del. Ch. May 14, 1984) (available on LEXIS) (same). See also Greenspun v. Del. E. Webb Corp., 634 F.2d 1204, 1210 n.7 (9th Cir. 1980) (citing with approval authority holding that "demand futile where directors were voting to perpetuate themselves in office").

unwanted acquiror from consummating a tender offer or mounting a proxy fight for ITT. See, e.g., Amended Complaint P. P. 2, 3, 31-34. Nothing more is required.[*]

III. COUNTS III-V OF THE AMENDED COMPLAINT STATE CLAIMS FOR RELIEF.

A.   Count III States a Claim for Relief Under the Unocal Doctrine.

          ITT concedes that Delaware case law subjects the actions of corporate directors to "heightened scrutiny" when they take defensive measures in response to a tender offer. ITT asserts, however, that Delaware's Unocal doctrine is not good law in Nevada, and Count III thus fails to state a claim for relief. ITT is simply wrong.

          Nevada courts recognize that "[o]n questions of corporation law, the Delaware Supreme Court and the Delaware Courts of Chancery are persuasive authorities." Shoen, 885 F. Supp. at 1341 n. 20. The Unocal doctrine, of course, is well settled in Delaware. See Unitrin, Inc. v. American General Corp., 651 A.2d 1361, 1373 & n.12 (Del. 1995) (citing cases).[**]

          ITT's argument that Unocal is not the law in Nevada relies heavily upon the provisions in the Nevada General Corporation Law (particularly the 1991 amendments) which (1) grant boards of directors "full control over the affairs of the corporation." NRS 78.120, (2) require boards to "exercise their powers in good faith." NRS 78.138(1), and (3) allow boards to "resist a change or potential change in control" upon a determination that it is "not in the best interest of the corporation," including the "interests of the corporation's stockholders" and other corporate constituencies. NRS 78.138(3) and (4).

          These provisions of the Nevada statute are fully consistent with Delaware law. As the Unocal decision itself makes clear, Delaware, too; (1) entrusts the management of every corporation to the board of directors, 493 A.2d at 953 (noting the "large reservoir of authority" granted to the board under Section 141(a) of the Delaware statute), (2) requires directors to exercise their powers "in good faith," id. at 957, and (3) allows target directors to consider "the impact [of the tender offer] on 'constituencies' other than shareholders (i.e.,

--------

[*]      The only manner in which Hilton's amended complaint does not satisfy Rule 23.1 is that it has not been verified. Should the Court determine that Hilton may only proceed derivatively, Hilton will comply with this requirement.

[**]     Moreover, Unocal is not, as ITT suggests, merely an isolated
"Delaware law exception[]" (ITT Br. at 18) to a generally accepted rule of lax scrutiny. Unocal is regularly followed by courts in other jurisdictions. See, e.g., International Ins. Co. v. Johns, 874 F.2d 1447, 1459 (11th Cir. 1989) (Florida law); Dynamics Corp. v. CTS Corp., 794 F.2d 250, 253, 256 (7th Cir. 1986) (Indiana law), rev'd on
other grounds, 481 U.S. 69 (1987); AHI Metnall, L.P. v. J.C. Nicholas Co., 891 F. Supp. 1352, 1356 (W.D. Mo. 1995) (Missouri law); Kahn v.
Sprouse, 842 F. Supp. 423, 426 (D. Or. 1993) (Oregon law); Amanda Acquisition Corp. v. Universal Foods Corp., 708 F. Supp. 984, 1009 (E.D. Wis.) (Wisconsin law), aff'd, 877 F.2d 496 (7th Cir.), cert. denied, 493 U.S. 955 (1989); Plaza Sec. Co. v. Fruehauf Corp., 643 F. Supp. 1535, 1543 n.6 (E.D. Mich. 1986) (Michigan law).

creditors, customers, employees, and perhaps even the community generally)" and, upon such consideration, empowers directors to resist the offer. Id. at 955, 956.

          Thus, nothing in the text of the Nevada General Corporation Law (including the 1991 amendments codified at NRS 78.138) supports the proposition that Unocal is not the law in Nevada. To the contrary, the text of the statute simply codifies the Unocal doctrine. Nowhere did the Legislature state that, in considering such other interests, the target board need not act "reasonabl[y] in relation to the threat posed." Unocal, 493 A.2d at 955.

          Nothing in the legislative history of the 1991 amendments supports ITT's position. Once again, ITT relies on the affidavit of former legislator Robert Sader in an effort to prove that the 1991 Nevada Legislature reviewed, but did not adopt, Unocal's heightened standard of scrutiny. Mr. Sader's affidavit is inadmissible. See G.F. Co. v. Pan Ocean Shipping Co., 23 F.3d 1498, 1507 n.6 (9th Cir. 1994); A-NLV Cab Co. v. State, 108 Nev. 92, 95, 825 P.2d 585, 587, 588 (Nev.
1992), appeal dismissed, 109 Nev. 1387, 875 P.2d 1048 (Nev. 1993). It also bears no relation to reality. The published legislative history of the 1991 amendments -- the only admissible indication of legislative intent apart from the text of the statute itself -- shows that while the Legislature discussed the board's right to consider the impact of an offer on constituencies other than shareholders (a right the Board retains under Unocal), there was no discussion whatsoever of Unocal's standard of review. See Roth Aff., Ex. B. And Mr. Sader's claim that the statutory "good faith" language of the 1991 amendments instituted a brand- new, less stringent standard of review of director conduct, is demonstrably false; the pre-1991 corporation laws contained precisely the same language. The 1991 revisions merely moved the language from NRS 78.140 to NRS 78.138.[*]

          In the rare instances where state legislatures have desired to free directors of the traditional heightened scrutiny of anti-takeover actions called for by cases like Unocal, they have said so explicitly. See 15 Pa. C.S. ss. 1715(d).[**] The Nevada Legislature chose not to do so, and thereby left undisturbed the widely

--------
[*]      NRS 78.138(1) states that Nevada directors "shall exercise their powers in good faith and with a view to the interests of the corporation." It does not provide that the standard by which the directors' "good faith" is to be judged is a "subjective" one. NRS 78.138(1) and its statutory predecessors have been interpreted to require that directors act reasonably, i.e., in accordance with an objective standard of good faith. See e.g., Buchanan v. Henderson, 131 B.R. 859, 868 (D. Nev. 1990), rev'd on other grounds, 985 F.2d 1021
(9th Cir. 1993); Leavitt v. Leisure Sports, Inc., 103 Nev. 81, 86, 734 P.2d 1221, 1224 (1987); National Auto & Cas. Ins. Co. v. Payne, 67 Cal. Rptr. 784, 790 (cal. Ct. App. 1968).

[**]     The Pennsylvania statute specifically provides that "there shall not be any greater obligation to justify, or higher burden of proof with respect to, any act of the board of directors . . . relating to or affecting an acquisition or potential or proposed acquisition of control of the corporation than is applied to any other act as a board of directors." The Draftsmen's Comment to the statute makes clear that this language was designed to reject "[c]ase law imposing a stricter standard or heightened level of scrutiny with respect to director actions in [takeover] circumstances (see e.g. Unocal . . . and its progeny." Draftsmen's Comment to accepted common law standard of heightened scrutiny in takeover settings. See Holliday v. McMullen, 104 Nev. 294, 296, 756 P.2d 1179, 1180 (Nev. 1988) ("Statutes in derogation of the common law must be strictly construed").

         B. Count IV States a Claim for Relief Under the Revlon Doctrine.

          ITT also attacks Count IV of the Amended Complaint, claiming that the provisions of NRS 78.138(3) and (4) allowing target boards to consider the interests of constituencies other than stockholders negates the Revlon duty to obtain the best terms available for the stockholders when the company is being sold or broken up. ITT's attack is flawed.

          As noted, the Nevada courts have looked to Delaware law in establishing the standards for director conduct. Revlon is bedrock law in Delaware where it is "well-established" that directors presiding over the sale or break-up of a company must "act[] reasonably to seek the transaction offering the best value reasonably available to the stockholders" and that the courts "apply enhanced scrutiny to ensure that the directors have acted reasonably." Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 43 (Del. 1994).*

          There is no inconsistency between Revlon and NRS 78.138. The Nevada statute provides that in "resist[ing] a change or potential change in control," a board of directors may consider non-shareholder constituencies. Revlon itself specifically permits board "consideration" of other corporate constituencies in choosing to defend a company against a takeover. 506 A.2d at 182. However, Revlon provides that when the board is no longer seeking to preserve the corporate entity and determines instead to break-up the company, the "whole question of defensive measures [becomes] moot" and the directors' role changes "from defenders of the corporate bastion to auctioneers charged with getting the best price for the stockholders." Id.

          Nothing in NRS 78.138 relieves a Nevada board of this duty. While the statute empowers a board to consider other constituencies in deciding to resist a takeover, it does not empower a board to place the interests of those other constituencies ahead of the shareholders' interests once a sale and break-up of the company is pursued and "defensive measures [have become] moot." Nor does NRS 78.138 permit a board to "stiff arm" a

--------

15 Pa. C.S. ss. 1715(d). There is no such language in the Nevada statute or its legislative history.

[*]      Contrary to ITT's suggestion that the Revlon doctrine is
somehow unique to Delaware, Revlon has been followed in many jurisdictions. See, e.g., In re C-T of Virginia, Inc., 958 F.2d 606, 612 (4th Cir. 1992) (describing directors' Revlon duties as "well-recognized fiduciary duties"); Cottle v. Storer Communication, Inc., 849 F.2d 570, 576 (11th Cir. 1988); Edelman v. Fruehauf Corp., 798 F.2d 882, 886-87 (6th Cir. 1986); Bayberry Assocs. v. Jones, 783
S.W.2d 553, 560-61 (Tenn. 1990). ITT cites a single Ohio case -- Stepak v. Schey, 553 N.E.2d 1072, 1078 (Ohio 1990) -- as rejecting Revlon, but fails to note that (1) the portion of the case it cites is a concurrence, not a majority opinion; and (2) that concurrence relies on an Ohio statutory provision which, as stated expressly in its legislative history, was specifically designed to make Delaware principles inapplicable. Id. at 1077.

would-be acquiror and pursue a sale of the corporation and break-up of its assets without exploring whether the acquiror would provide shareholders with greater value. As the Amended Complaint alleges (at
P. 21), ITT's rejection of the Hilton bid was ill-informed because the ITT Board has never sought to ascertain how much Hilton is willing to bid. See Paramount Communications, 637 A.2d at 44 ("stress[ing] the importance of the board being adequately informed in negotiating a sale of control"); Buchanan v. Henderson, 131 B.R. 859, 868 (D. Nev.
1990) (McKibben, J.) (director of Nevada corporation breached duty of care because "reasonably prudent person would have made more substantial inquiries than [he] did"), rev'd on other grounds, 985 F.2d 1021 (9th Cir. 1993).

          ITT contends (Br. at 20 n. 19) that its sale of five hotels to FelCor does not constitute a "break- up of the company" under Revlon. ITT misreads the Amended Complaint, which cites not only the $200 million FelCor sale, but also the $1.7 billion in completed dispositions of "non-core assets" (Alcatel, Madison Square Garden and WBIS+) and the other asset dispositions still being pursued by the company. Amended Complaint P. P. 23, 49. And ITT's July 16 announcement that it is selling effective control of the corporation to Clayton, Dubilier & Rice and spinning off its hotel and casino and technical school subsidiaries -- with the result that telephone directory publishing will be ITT's sole remaining business -- conclusively confirms that the Board plans to break up the company.

         C. Count V States a Claim for Relief Under NRS 78.565.

          NRS 78.565 requires a corporation to obtain the approval of at least a majority of the outstanding shares entitled to vote before entering into a sale, lease or exchange of "all of its property and assets." ITT contends that the statute is inapplicable to a sale of substantially all of a corporation's assets. The law is to the contrary.

          In construing the terms of Section 78.565, this Court has noted that its "provisions parallel those of 8 Del. C. ss. 271." Umbriac v. Kaiser, 467 F. Supp. 548, 553 n.4 (D. Nev. 1979). The Delaware statute, like the statutes in other states,[*] requires shareholder approval before a corporation engages in a sale of "all or substantially all" of its assets and/or property. See 8 Del. C. ss.
271. Its purpose is "to protect the shareholders from fundamental change, or more specifically to protect the shareholders from the destruction of the means to accomplish the purposes or objects for which the corporation was incorporated and actually performs." Gimbel
v. Signal Cos., 316 A.2d 599, 606 (Del. Ch.), aff'd, 316 A.2d 619
(Del. 1974). Prior to 1967, Delaware's statute did not include the phrase "substantially all," but, in recognition that sale of substantially all assets itself represents a "fundamental change", "the consensus was that the prior statute applied in that situation as well. 3 Ernest Folk III,

--------

[*]      See, e.g., Alaska Stat. ss.ss. 10.06.568-570; Ariz Rev.
Stat. Ann. ss. 10-1202; Cal. Corp. Code ss. 1001; Wash. Rev. Code Ann. ss. 23B.12.020.

Rodman Ward, Jr. & Edward Welch, Folk on the Delaware Corporation Law, ss. 271.1 at 271.3 (3d ed. 1997).[*] Nevada's statute should be construed similarly. See 3 Model Bus. Corp. Act Ann. ss. 12.01, annot. at 12-8 (Supp. 1996) (construing Nevada statute to apply to sale of all or substantially all assets). Cf. Foster v. Arata, 74 Nev. 143, 158, 325 P.2d 759, 767 (Nev. 1958) (corporation's sale of
"substantially all of [its] real and personal property" supports finding that it has abandoned its business and warrants a decree of dissolution).

          The Amended Complaint alleges that ITT's disposition of some $2 billion in assets to date -- including its interests in Alcatel Alsthom, Madison Square Garden, WBIS+ and the five hotels sold to FelCor -- coupled with its intent to sell off "its most prized hotels," and thereby transform itself into "primarily a hotel-management company," collectively amount to a disposition of substantially all of ITT's assets. If there was any doubt before, the ITT Board's newly announced plan to break up the company and leave behind a telephone directories business makes clear that a sale of substantially all of ITT's assets is under way. Under analogous Delaware precedents, this suffices to require a shareholder vote. See Thorpe v. CERBCO, Inc., 676 A.2d 436, 444 (Del. 1996) (parent's sale of subsidiary's stock representing 68% of parent's assets and its primary income- generating asset constitutes "radical transformation" in parent's business and sale of "substantially all" of its assets); Katz v. Bregman, 431 A.2d 1274, 1276 (Del. Ch. 1981) (proposed sale of 51% of corporation's assets generating 45% of net sales constitutes a sale of "substantially all" assets).

IV.      FELCOR NEED NOT BE JOINED AS A NECESSARY PARTY.

          ITT also seeks dismissal of Hilton's new claims on the ground that FelCor is a "necessary" party whose joinder is required under Fed. R. Civ. P. 19(a). This contention is without merit. The federal courts have held that in actions concerning the validity of a contract, where the "defendants are litigating vigorously in support of the validity [of the contract]," a party to the contract who is not a party to the suit will not be "impaired by its absence from the action" and will not be deemed "necessary" for purposes of Rule 19. United States ex rel. Gulbronson v. D&J Enterprises, No. 93-C-233-C, 1993 U.S. Dist. LEXIS 19843, at *13-14 (W.D. Wis. Dec. 23, 1993). See
also Fidelity & Deposit Co. v. City of Sheboygan Falls, 713 F.2d 1261, 1268 (7th Cir. 1983) (Posner, J.) (joinder of absentee party to contract not required "so long as [other party to contract] vigorously litigates . . . position that there was no breach").

--------

[*]      See, e.g., Cottrell v. Pawcatuck Co., 128 A.2d 225, 233
(Del. 1956), cert. denied & appeal dismissed, 355 U.S. 12 (1957) (construing former version of ss. 271 to authorize "sale of substantially all the assets . . . by vote of the majority of the shares"); Alcott v. Hyman, 184 A.2d 90, 94 (Del. Ch. 1962) (same), aff'd on other grounds, 208 A.2d 501 (Del. 1965); 2 R. Franklin Balotti & Jesse Finkelstein, The Delaware Law of Corporations & Business Organizations ss. 10.1 at 10-4 (2d ed. Supp. 1997).

          ITT's vigorous defense of the FelCor transaction leaves no doubt that FelCor's interests are being adequately represented here. ITT's managers have every incentive to defend FelCor's interests because they, not FelCor, are the real beneficiaries of the change of control penalty provisions. Moreover, though technically not a party, FelCor has been an active participant in this litigation: its Chairman has submitted an affidavit in support of ITT's motion for summary judgment; FelCor has produced documents in response to Hilton's subpoena; and FelCor's President has testified at deposition. As a practical matter, FelCor is "in a position to safeguard its interests" here and it is actively doing so. Should the Court nevertheless determine that FelCor or its affiliates are "necessary" parties under Rule 19, it should not dismiss the Amended Complaint,[*] but should simply order their joinder under Fed. R. Civ. P. 21.[**] Teamsters Local Union No. 116 v. Fargo-Moorhead Automobile Dealers Ass'n, 620 F.2d
204, 205-06 (8th Cir. 1980).

V.  ITT'S MOTION FOR PARTIAL SUMMARY JUDGMENT SHOULD BE DENIED.

          ITT's motion for partial summary judgment rests entirely upon an untested affidavit from FelCor's Chairman (Mr. Feldman)[***] in which he asserts that FelCor requested the change of control penalty provision in its management contract with ITT because it "wanted to have ability to determine who managed FelCor's properties and under what flag or brand the hotels operated." Feldman Aff. P. 5. ITT's motion is frivolous.

          As an initial matter, the Feldman affidavit does not address the 58 or so other change of control provisions that ITT has agreed to, provisions that ITT employees candidly refer to as the "Hilton/HFS poison language." Roth Aff. Ex. D. Moreover, it is irrelevant which side first raised the change-of-control issue. Even if FelCor asked for the clause, it was a breach of fiduciary duty for ITT's Board to agree to it. See e.g., Paramount

--------
[*]      Dismissal of Counts III-VII in their entirety would also be inappropriate because, among other reasons, the FelCor transaction is only a portion of the conduct complained of. The relief sought on these counts includes an injunction against ITT's "entering into any agreements containing change of control penalty provisions in the future with other purchasers of ITT's assets." Amended Complaint, p. 25 P. (k). See SEC v. Carter Hawley Hale Stores, Inc., 587 F. Supp. 1248, 1251 & n.4 (C.D. Cal. 1984) (declining to entertain request for preliminary injunctive relief affecting third party's rights unless it were joined as defendant, but considering application to enjoin target company from engaging in further stock repurchases), aff'd, 760 F.2d 945 (9th Cir. 1985).

[**]     Since this Court has both diversity and federal question
jurisdiction over Hilton's claims against ITT, see Amended Complaint
P. P. 10, 64-69, it has full supplemental jurisdiction over any claims Hilton might assert against the FelCor entities without reference to the restrictions of 28 U.S.C. ss. 1367(b). See 28 U.S.C. ss.ss. 1367(a), (b); Gross v. Car Checkers of America, Inc., 642 A.2d 1074, 1076, 1081 (N.J. Super. Ct. 1993).

[***]    Hilton has requested FelCor to make Mr. Feldman available
for deposition. Roth Aff., Ex. C.

Communications, 637 A.2d at 49; Revlon, 506 A.2d at 183 (breach of fiduciary to duty for board to accede to merger partner's demands for lock-up option that inhibits ability to negotiate with other bidders).

          That is particularly so because the evidence to date shows that while FelCor may have initially raised the concept of a change of control provision, ITT's counsel drafted the clause and refused to make the clause more favorable to FelCor. Roth Aff., Exs. E, F at 198-201, 206-07. Contrary to Mr. Feldman's assertion, the provision that ITT drafted and that FelCor acceded to does not give FelCor the "ability to determine who manage[s] FelCor's properties." Rather, the provision gives ITT's directors the power to determine who will manage FelCor's properties and thus protects ITT's incumbent management, not FelCor.

          The FelCor management agreement grants FelCor's affiliate the option to terminate 30 days after (i) the acquisition of more than 35% of ITT's voting stock within two years after a tender offer or proxy solicitation by the acquiror if the tender offer or proxy solicitation was not approved by a majority of the ITT directors in office at the time it was commenced, or (ii) the election of a majority of the ITT Board pursuant to a proxy solicitation which was not approved by a majority of the ITT directors in office when it was commenced. Roth Aff., Ex. G. In either instance, FelCor's right to terminate arises only if control of ITT is transferred in a transaction that is not approved by a majority of the incumbent directors. Even if ITT's incumbent Board decides to sell control of the company to a wholly incompetent hotel operator, FelCor would have no right to terminate and no right "to determine who manage[s] its properties" as a result.

          FelCor agreed to this one-sided clause because, as Mr. Feldman advised his second-in-command during the negotiations: FelCor "should be viewed" by ITT as "a valued friend who is both going to facilitate and expedite their strategy and a party that will help them maintain independence." Roth Aff., Exs. F at 81-82, H (emphasis added). The change-in-control penalty provision does just that.

                              Conclusion

          For the foregoing reasons, ITT's motion should be denied.

Dated:   July 25, 1997
         Las Vegas, Nevada

                                        SCHRECK MORRIS
                                        By: /s/ Matthew McCaughey
                                            ---------------------
                                           STEVE MORRIS
                                        KRISTINA PICKERING
                                        MATTHEW MCCAUGHEY
                                        1200 Bank of America Plaza
                                        300 South Fourth Street
                                        Las Vegas, Nevada 89101
                                        (702) 474-9400

                                        WACHTELL, LIPTON, ROSEN & KATZ
                                        BERNARD W. NUSSBAUM
                                        ERIC M. ROTH
                                        MARC WOLINSKY
                                        MEIR FEDER
                                        SCOTT L. BLACK
                                        51 West 52nd Street
                                        New York, New York 10019
                                        (212) 403-1000

                                        Attorneys for Plaintiffs
                                           HILTON HOTELS CORPORATION
                                           and HLT CORPORATION